

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 26, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Brian R. Schaefgen
Chief Financial Officer
Ambassadors International, Inc.
1071 Camelback Street
Newport Beach, CA 92660

> **Re: Ambassadors International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 000-26420**

Dear Mr. Schaefgen:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2005

Selected Financial Data, page 13

1. Cash dividends declared per common share should be disclosed in this table. Please
   revise to comply with Item 301 of Regulation S-K, Instruction 2. We will not object
   if you also wish to disclose dividends declared in the aggregate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Travel, Incentive and Event Related Revenue Recognition, page 15
2. Refer to the first two paragraphs on page 16. Please tell us more about your method
   of reporting revenues and costs for each of the significant activities addressed in these
   two paragraphs. Your response should address the consideration given to EITF 99-
   19, EITF 01-14 and, by analogy, EITF 00-10 and should be detailed and specific.
   Separately address these matters with respect to the financial statements of ITI, as
   well. We may have further comments upon review of your response.

Reserve for Loss and Loss Adjustment Reserves, page 17
3. We note from your disclosure here and elsewhere in your filing that you rely on an
   independent actuary to provide the ultimate projected loss ratios on the insurance
   programs in which you participate. Reliance on an independent actuary constitutes
   the use of an expert. For that reason, please note that if you file any registration
   statement that incorporates your Form 10-K by reference, you will be required to
   identify that actuary as an expert and to include his consent. Alternatively, you
   should amend your periodic reports to eliminate any reference to reliance on an
   expert. Our comment applies to the disclosures in the footnotes to the financial
   statements as well.

4. We also note that "anticipated deductible recoveries" from insured parties are
   recorded as reinsurance recoverables at the time the liability for unpaid claims is
   established but that other recoveries on unsettled claims, such as salvage and
   subrogation are recorded upon collection. We would generally expect the liability for
   unpaid claims to be based upon the estimated ultimate cost of settling the claims
   using past experience adjusted for current trends and other relevant factors.
   Estimated recoveries such as salvage and subrogation would normally be evaluated in
   terms of their estimated realizable value and deducted from the liability for unpaid
   claims. In addition, a liability for all costs expected to be incurred in connection with
   the settlement of unpaid claims would generally be accrued. To the extent that your

current accounting policy or methodology differs from this guidance, please provide us with support for any alternative practices.

Long Lived Assets
5. We note that you have assigned useful lives of 5-20 years to certain intangible assets. From your disclosure here and in the notes to your financial statements, it is unclear which assets have been assigned a useful life of 20 years, and why you feel such useful life is appropriate. Please revise your disclosure throughout your filing to indicate useful life by asset type as well as why you feel such a life is appropriate.

Item 9A. Controls and Procedures, page 27

6. Please revise your disclosure to fully and clearly state, if true, that your CEO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Audited Financial Statements.

Noted to Audited Financial Statements

Note 2 – Business Acquisitions and Investments, page 43

7. We assume that you have not provided the disclosures required by SFAS 141, paragraphs 51 and 54, because you do not consider the acquisition to be significant. However, in view of the significant related party ownership interest in the target, please provide us supplementally with the disclosures requested under Items b, d and e of paragraph 51 and under paragraph 54 of the standard. In this regard, we particularly note that the aggregate purchase price cannot be determined from the information provided in the footnote nor can the value of the issued common shares. Please expand your footnote disclosures with regard to the acquisition as well. As a related matter, we note from page 20 of your DEF 14A that the Ueberroths received "the same per share consideration" as other BellPort stockholders. However, it appears to us that the specific nature and composition of their consideration differs from that received by other stockholders since the percentage of issued common stock they received in the company appears greater than their percentage ownership in BellPort. Please advise, supplementally and in detail.

Note 3-Reinsurance, page 44

8. We note that you have disclosed the amounts of premiums ceded on page 46. Please also disclose recoveries under reinsurance agreements in each period for which an income statement has been presented or indicate where this information has been disclosed. In addition, please expand your disclosures of premiums ceded to cover each of the three years for which income statements have been presented.

Note 9 – Income Taxes, page 51

9. Supplementally explain the facts and circumstances surrounding the reconciling item "reserve adjustment" located in your table reconciling statutory to effective tax rates.

10. Supplementally explain to us and revise your disclosure to discuss, in greater detail, the facts and circumstances surrounding the 2005 reduction of the valuation allowance on your deferred tax assets. Include in your response the factors considered by management during the valuation allowance assessment process. .

Note 10 – Commitments and Contingencies, page 53

11. We note from your disclosure that certain of your operating leases have escalation clauses. Supplementally explain to us the material terms of these clauses and whether the contractual escalations in rent expense have been recorded on a straight-line basis. If such leases have not been recorded on a straight line basis, please provide us with information supporting your position that such treatment is not appropriate. We may have further comment on your response.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Balance Sheets, page 1

12. We note from the historical financial statements of AWSC that certain funds are held in escrow until the conclusion of the customers' trips. We assume that you have classified these balances as receivables on the face of your balance sheet. If our assumption is not correct, please tell us where and how these balances are recorded.

Note 2. Business Acquisitions and Investments, page 7

13. With regard to the American West and Delta Queen acquisitions, please revise your disclosures to fully comply with the requirements of paragraph 58 of SFAS 141.

14. We note that the contingent consideration has not been recorded as the outcome of the contingency is not determinable beyond a reasonable doubt. Please tell us how the contingent payments will be accounted for and explain the basis for your conclusions. Address the considerations raised in EITF 95-8 separately for each acquisition in your response.

15. Refer to the Form 8-KA filed in connection with the DNC acquisition. We note the significant write-down of vessels, equipment and improvements by DNC in anticipation of the acquisition. Ambassadors International wrote these assets up by approximately 33% upon acquisition. Please supplementally discuss the reasons for the significant variance between these two estimates.

16. We note that, subsequent to the acquisition, DNC will provide specified crew management services to Ambassadors International for the remainder of fiscal 2006. Please tell us whether these subsequent services have been priced in a manner consistent with the pricing of other similar service agreements with unrelated third parties and whether an asset or liability has been recorded in connection with the agreement. In addition, tell us how these expenses are expected to compare to historical costs incurred by the acquiree.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

Passenger Ticket Revenue and Cruise Onboard and Other Revenues, page 15
17. You state that you recognize passenger revenue representing the nonrefundable travel insurance portion of their deposits as revenue on the date of receipt. Please supplementally explain the exact nature and approximate dollar amounts of the risks the insurance covers, tell us how the amounts of the premiums are determined, and explain when and how any associated reserve is estimated and recorded. Finally, please cite your basis in GAAP for immediate recognition of revenue on these transactions. This recognition policy does not appear to us to be appropriate in these circumstances. Please revise or advise. We may have further comments upon review of your response.

Stock-Based Compensation, page 17

18. We note your disclosure here that you adopted SFAS 123R on the modified prospective method, and based on the terms of your plans, you had no cumulative effect charge. However, in your explanation of changes of General and Administrative Charges on page 20, you indicate that you recorded $342,000 and $259,000 of expenses related to employee stock options and restricted stock, respectively. Supplementally clarify the approximate extent to which these expenses relate to new grants of employee stock options and restricted stock, to changes in assumptions and to the portion of previously outstanding awards for which the requisite service had not been rendered.

19. As a related matter, please indicate where the complete disclosures required under paragraph 84 of SFAS 123(R) have been provided in your Form 10-Q for the Quarter Ended March 31, 2006. Alternatively, please revise your Form 10-Q to provide them.

Comparison of Operating Results, page 18

20. Please expand your disclosures to indicate the specific reasons why significant variances in revenues and expenses have occurred. For example, explain the business reasons why insurance premiums earned decreased and why travel, incentive and event related revenue fell in fiscal 2006. State the reasons why business decreased in these segments and whether these decreases are the result of unusual events or are indicative of a trend.

Liquidity and Capital Resources, page 21

21. Refer to the acquisition of NTAC and its subsidiary, Bellingham Marine. We note that the seller was granted an option to reacquire a 49% interest in NTAC, resulting in a 25% interest in Bellingham Marine. As NTAC appears to be the parent company and sole holder of Bellingham Marine, please tell us how the exercise of the option would result in the seller's acquisition of differing ownership interests in the two entities.

22. We note that you acquired a $9.0 million ship mortgage on the Columbia Queen from the U.S. Maritime Administration. Please tell us the business reasons for this transaction and whether you intend to enter into additional transactions of this nature. Explain how and when the U.S. Maritime Administration acquired the mortgage and tell us how you determined its fair value to be $5.0 million. Please be detailed and specific in describing both your valuation methodology and your experience in this area.

Table of Contractual Obligations, page 23

23. We note that you acquired debt through your acquisition of American West Cruises, and that you have included such debt repayments in your table of contractual obligations as of June 30, 2006. Please revise your table to include the interest payments and footnote explanation of how such payments were calculated as such payments represent a contractual obligation.

24. We assume that your contractual obligations under the lease and operating agreement with Newport Harbor Shipyard have been included in the table. If our assumption is not correct, please revise the table to include them or supplementally explain why you believe that no related disclosures are necessary.

25. In this regard, please describe to us and quantify your significant rights and obligations under your agreement to lease and operate the shipyard facility. Tell us whether the asset acquisition agreement and the lease and operating agreement were each conditioned upon execution of the other. In addition, please tell us whether the significant payment and other terms and conditions of the lease and operating agreements differ in any material way from other similar agreements negotiated with unrelated third parties and independently of an asset acquisition.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief